Exhibit 12
Calculation of Ratio of Earnings to Fixed Charges
(in thousands)

											Three Months Ended
	Years Ended July 31,										October 31,	October 30,
	2001		2002		2003		2004		2005		2004 (1)	2005

Earnings
Income (loss) before cumulative effect of change in accounting principle	$34,206		$12,878		$12,392		$26,649		$57,173		($8,729)	$27,866
Income tax provision (benefit)	20,091		6,343		2,635		15,232		35,915		(5,170)	18,968

Earnings (loss)	54,297		19,221		15,027		41,881		93,088		(13,899)	46,834

Fixed Charges
Interest expense	22,195		16,255		27,985		38,098		32,198		8,996	5,977
Portion of rental expense representative of interest factor	2,082		3,030		3,034		3,264		3,429		890	755

Fixed charges	24,277		19,285		31,019		41,362		35,627		9,886	6,732

Earnings (loss) before income tax provision and fixed charges	$78,574		$38,506		$46,046		$83,243		$128,715		($4,013)	$53,566

Ratio of earnings (loss) to fixed charges	3.2	x	2.0	x	1.5	x	2.0	x	3.6	x	—	8.0	x

(1)	For the three months ended October 31, 2004, earnings were insufficient to cover fixed charges.